September 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp, Staff Accountant
Christine Dietz, Assistant Staff Accountant

Re:	Flex Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed on May 21, 2019
Form 8-K Furnished on July 25, 2019
File No. 000-23354

Ladies and Gentlemen:

Flex Ltd. (the “Company” or “Flex”) submits this letter in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated August 23, 2019, relating to the above-referenced filings.

In this letter, the comments from the Staff have been reproduced in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2019

Risk Factors

We are subject to risks relating to litigation and regulatory investigations…, page 19

1.                                    You disclose that on February 14, 2019, you submitted an initial notification of voluntary disclosure to the U.S. Department of Treasury, Office of Foreign Assets Control regarding possible non-compliance with U.S. sanctions requirements. Please tell us whether the activities underlying your submission involve Syria, Sudan or North Korea, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls.  If so, please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and North Korea, including contacts with those countries’ governments, whether through subsidiaries, distributors, customers, affiliates, or other direct or indirect arrangements.

Flex Ltd. (Co. Reg. No. 199002645H)     I     2 Changi South Lane, Singapore 486123     I     Main:   +65 6876-9899

U.S. Securities and Exchange Commission

September 4, 2019

Company Response:

The Company respectfully advises the Staff that the activities underlying the Company’s initial notification of voluntary disclosure to the U.S. Department of the Treasury, Office of Foreign Assets Control regarding possible non-compliance with U.S. economic sanctions requirements among certain non-U.S. Flex-affiliated operations do not involve Syria, Sudan or North Korea.

2.                                    On page 11 of your 10-K for the fiscal year ended March 31, 2018, you identified Huawei as a key customer in your CEC segment. Huawei and some its affiliates appear on the U.S. Department of Commerce’s Entity List because of certain activities with Iran, which is also designated as a state sponsor of terrorism. Recent articles have discussed this ban on Huawei and its impact on you, including several articles that attributed a reduction in your workforce in China to this ban. A transcript of a June Bank of America Merrill Lynch Global Technology Conference quotes an analyst as stating that the bank has been getting investor questions about Huawei and its impact on you. Please discuss the potential for reputational harm from your relationship with Huawei.  In this regard, we note that recent news articles have reported that Huawei may have secretly helped the North Korean government build its commercial wireless network, which it may have used to spy on people, and that helping to build the network may have violated U.S. export controls.

Company Response:

The Company respectfully advises the Staff that, to the Company’s knowledge and belief, the Company has conducted business with Huawei in compliance with all applicable laws, including U.S. export laws and regulations.

The Company believes that to date it has disclosed the risks related to its business with Huawei adequately; however, the Company will add reputational harm risk disclosure in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Free Cash Flow, page 47

3.                                    Please revise to label the measure “adjusted free cash flow.” We refer you to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.  Similar concerns apply to your earnings releases furnished on Form 8-K and to the presentations on your website.

Company Response:

The Company acknowledges the Staff’s comment and, in future filings, earnings releases furnished on Form 8-K and presentations on the Company’s website, the Company will revise to label the measure “adjusted free cash flow.”  The Company has made this revision to the summary financials schedules on its website.

U.S. Securities and Exchange Commission

September 4, 2019

Form 8-K Furnished on July 25, 2019

Exhibit 99.1

4.                                    Your presentation of the “adjusted net cash provided by operating activities” subtotal in your reconciliation to free cash flow implies that collections of deferred purchase price receivables are operating rather than investing cash flows.  This results in a commingling of operating and investing cash flow results, which may not comply with Regulation G.  Accordingly, please remove this subtotal from your reconciliation as well as all related references to it in your narrative. Similar concerns apply to the earnings release slide decks and summary financials schedules on your website.

Company Response:

The Company acknowledges the Staff’s comment and, in future earnings releases, earnings release slide decks and summary financials schedules on the Company’s website, the Company will remove this subtotal from the reconciliation as well as all related references to it in any narrative.  The Company has made these changes to the summary financials schedules on its website.

5.                                    We note your presentation of Free Cash Flow Conversion in your summary financials schedules on your website.  Please revise to also present this measure on a GAAP basis in accordance with Rule 100(a) of Regulation G.

Company Response:

The Company acknowledges the Staff’s comment and will revise its presentation of its summary financials schedules on the Company’s website to label the measure “Adjusted Free Cash Flow Conversion” and to also present this measure on a GAAP basis.  The Company has made these revisions to the summary financials schedules on its website.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 408-576-7718.

Very truly yours,

/s/ Christopher Collier

Christopher Collier
Chief Financial Officer

cc:      Scott Offer, Flex Ltd.
Heather Childress, Flex Ltd.

Jason Rissanen, Deloitte & Touch LLP

Jeffrey N. Ostrager, Curtis, Mallet-Prevost, Colt & Mosle LLP